UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           Yes Clothing Company, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   985832 104
                                 (CUSIP Number)

                                  May 7, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons(entities only)
     Jon L.Lawver
-------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)
-------------------------------------------------------------------------------
(3)  SEC Use Only
-------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of                5.   Sole Voting Power                  102,470
Shares
Beneficially             6.   Shared Voting Power                   -0-
Owned
by Each                  7.   Sole Dispositive Power             102,470
Reporting
Person With              8.   Shared Dispositive Power              -0-
-------------------------------------------------------------------------------
(9)Aggregate Amount Beneficially Owned by Each Reporting Person  102,470 shares
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)   ----
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row 9                8.9%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     Individual

Item 1
     (a)  Name of Issuer:
          Yes Clothing Company, Inc. - a Nevada Corporation

     (b)  Address of Issuer's Principal Executive Offices:
          4695 MacArthur Court, Suite 1450
          Newport Beach, CA 92660

Item 2
     (a)  Name of Person Filing:
          Jon L. Lawver

     (b)  Address or Principal Business Office or, if none, Residence:
          4695 MacArthur Court, Suite 1450
          Newport Beach, CA 92660

     (c)  Citizenship:
          United States

     (d)  Title of Class of Securities:
          Common stock, $.001 par value

     (e)  CUSIP No.:
          985832 104

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or check whether the person filing is a: This statement is filed pursuant to Rule 13d-1(c)

 a. [ ] Broker or Dealer registered under Section 15 of the Act.

 b. [ ] Bank as defined in Section 3(a)(6) of the Act.

 c. [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

 d. [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

 e. [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

 f. [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

 g. [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

 h. [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

 i. [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

 j. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.       Amount Beneficially Owned:          102,470

b.       Percent of class                    8.9%

c.       Number of shares as to which such person has:
     i.       Sole power to vote or to direct the vote            102,470 shares
     ii.      Shared power to vote or to direct the vote              -0- shares
     iii.     Sole power to dispose or to direct the disposition
                of                                                102,470 shares
     iv.      Shared power to dispose or to direct the disposition
                of                                                    -0- shares
  Instruction.-For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.   Ownership of 5 Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]. Not applicable

Item 6.   Ownership of More than 5 Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     Not applicable

Item 8. Identification and Classification of Members of the Group.

     Not Applicable

Item 9. Notice of Dissolution of Group.

     Not Applicable

Item 10. Certification
The following certification is required if the statement is filed pursuant to Rule 13d-1(b).

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 1, 2001                  /s/ Jon L. Lawver
                              -----------------
                                  Jon L. Lawver
                                  filer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).